TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:	Reed Elsevier Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights

Other (please specify):
3. Full name of person(s) subject to the	Legal & General Group Plc (Group)
notification obligation:	Legal & General Investment Management Limited (LGIM)

4. Full name of shareholder(s)	Legal & General Assurance (Pensions Management) Limited (PMC)
(if different from 3.):	Legal & General Group Plc (L&G)

5. Date of the transaction and date on which the threshold is crossed or reached:	16 June 2010

6. Date on which issuer notified:	17 June 2010

7. Threshold(s) that is/are crossed or	Group (Above 5%)
reached:	LGIM (Above 5%)

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction

Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights

			Direct	Indirect	Direct	Indirect

Ordinary 14 51/116 p	Below 5% (As on 14/06/2010)	60,718,844	51,853,056	8,755,788	4.27%	0.72%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

CFD	N/A	N/A		110,000		0.01%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights

					Nominal	Delta

Total (A+B+C)

Number of voting rights			Percentage of voting rights

60,718,844			5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) ( 60,718,844 –5.00% = Total Position) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) ( 60,718,844 – 5.00% = Total Position)Legal & General Investment Management Limited (Indirect) (LGIM) ( 60,718,844 – 5.00% = Total Position)Legal & General Group Plc (Direct) (L&G) ( 51,853,056 –4.27% =LGAS, LGPL & PMC)Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 40,058,411 – 3.30%= PMC) Legal & General Insurance Holdings Limited (Direct) (LGIH) Legal & General Assurance (Pensions Management) Limited (PMC) ( 40,058,411 –3.30% = PMC) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,213,691,244

14. Contact name:	Margaret Woods (Reed Elsevier)

15. Contact telephone number:	020 7903 7077